Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Publish Q3 2025 Financial Results on Thursday November 20th, 2025.

Vancouver, B.C., Canada, November 17, 2025 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF), developer of the global AdTech platform delivering safe privacy-first, mobile gamer engagement at scale, announces it will publish the Company’s third quarter earnings results after the close of market on Thursday, November 20, 2025, via ACCESS Newswire and on the following websites:

●	https://investor.kidoz.net/category/financial-filings-cat/financial-filings/,
●	https://www.sedarplus.ca/home/ and
●	https://www.sec.gov.

In addition, the Company will be hosting its Annual General Meeting on November 25, 2025, in the boardroom at the offices of the Company located at Pacific Centre, Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, Canada at 9:00 a.m. (Pacific Standard Time) on Tuesday, November 25, 2025, and virtually via live webcast meeting at

https://us02web.zoom.us/j/83387537343?pwd=NLzd7BDyHiSdiJ65o0eVOTBdat9gks.1

More information regarding the Company’s Annual General Meeting can be found on the Company’s website https://investor.kidoz.net/category/company/agm/.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform providing safe mobile gamer engagement at scale by delivering privacy-first, high-performance mobile advertising in the complex digital advertising ecosystem. With its proprietary SDKs and comprehensive end-to-end technology utilizing advanced contextual targeting tools like its Privacy Shield and Kite IQ, its AI engine, Kidoz enables high-performance ad experiences that adhere to COPPA, GDPR-K, and other global privacy standards.

The Kidoz platform enables app developers to monetize their apps with safe and relevant ads, while uniting brands with their customers in the mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, and Disney. Kidoz offers curated direct managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities providing a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.